[Palatin Technologies, Inc. Letterhead]

February 18, 2011

By EDGAR and Fax

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Bryan Pitko, Division of Corporation Finance
                   Jeffrey Riedler, Assistant Director

Re:	Palatin Technologies, Inc. (the "Company")

Registration Statement on Form S-1 (the "Registration Statement") (File No. 333-170227)

Filed October 29, 2010

Dear Ladies and Gentlemen,

On behalf of the Company, I am writing in response to your letter dated November 5, 2010 relating to the Registration Statement.  This letter includes your comments in bold with the Company's responses below, which responses correspond with the headings and comment numbers in your letter.  In response to your comments, we have amended the Registration Statement, as appropriate, and filed a marked copy of the amended Registration Statement with the Securities and Exchange Commission (the "Commission") for your convenience.

1. Please revise your prospectus to disclose the following information with regard to your proposed offering:

▪	The total number of units to be sold in the offering;
▪	The number of shares of common stock underlying each warrant;
▪	The exercise price of the warrants;
▪	The expiration period of the warrants;
▪	The placement agent; and
▪	The placement agent fee.

If any of the terms identified above are dependent on the offering price of the units, please explain how the terms will be determined.  To the extent that terms are to be determined based on a specific formula, please disclose the formula.

The Company has filed Amendment No. 1 to the Registration Statement, including the terms of the offering to the extent they are not dependent on the offering price, and has filed forms of the transaction documents as exhibits to the Registration Statement, as amended.  The terms that are dependent on the offering price of the units will be provided in a pricing prospectus supplement pursuant to Rule 430A

February 18, 2011

promulgated under the Securities Act of 1933, as amended.  Please note that this offering is a firm commitment underwritten offering.

The Company would like for the Registration Statement to be declared effective as soon as possible.  We appreciate your assistance and will call you to discuss the timing.

In connection with this response to your letter, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at 212-908-3905 or the undersigned at 609-495-9197.

Sincerely, PALATIN TECHNOLOGIES, INC. By: /s/ Stephen A. Slusher Name: Stephen A. Slusher Title: Chief Legal Officer

cc: Faith Charles, Thompson Hine LLP